VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005
BYRON D. HITTLE
312-609-7678	OFFICES IN CHICAGO, NEW YORK CITY, WASHINGTON, D.C.
bhittle@vedderprice.com	AND ROSELAND, NEW JERSEY
November 17, 2006
VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. John Grzeskiewicz

Re:	DWS Dreman Value Income Edge Fund, Inc. (the “Fund”) File Numbers 811-21949; 333-137385
To the Commission:
     On September 15, 2006, the Fund, pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 relating to the Fund’s proposed initial public offering of common stock (the “Registration Statement”). The Fund received comments on the Registration Statement by letter from John Grzeskiewicz of the Commission staff dated October 18, 2006 (“Comment Letter”). The Fund responded to the Comment Letter by letter dated October 25, 2006 (“Response Letter”) and concurrently filed therewith Pre-Effective Amendment No. 1 to the Registration Statement to respond to the comments received from the Commission staff and to complete certain information required by Form N-2. Subsequently, the Fund filed Pre-Effective Amendment No. 2 to the Registration Statement on November 16, 2006 and intends to file Pre-Effective Amendment No. 3 to the Registration Statement on or about November 17, 2006 to complete certain information required by
Form N-2, to reflect minor revisions to the disclosure, to file exhibits to the Registration Statement, and to register additional securities.
     In the Response Letter, with respect to Comment 13 of the Comment Letter, the Fund confirmed that it intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus and agreed to supplementally inform the staff of the information it intends to omit before filing a final pre-effective amendment. Pursuant to Rule 430A, the Fund proposes to omit information with respect to the public offering price, underwriting syndicate, underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds and other information dependent on the offering price, delivery dates and terms of the securities dependent on the offering date.

Division of Investment Management
November 17, 2006

     If you have any questions or comments, please contact the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661.
Sincerely,
/s/ Byron D. Hittle
BDH/nak
cc: Mr. James M. Wall